Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor Ambac									Predecessor
								Period from May 1		Period from Jan 1
	Year Ended December 31,							through		through
($ in thousands, except ratios)	2017	2016		2015		2015		December 31, 2013		April 30, 2013
Earnings:
Pre-tax income (loss)	$(284,251)	$105,026		510,058		493,253		$512,316		$3,348,033
Fixed Charges	114,306	119,503		115,016		127,754		84,736		30,342
Earnings	$(169,945)	$224,529		625,074		621,007		$597,052		$3,378,375

Fixed charges:
Interest expense	$113,400	$118,500		113,100		125,891		$83,595		$29,718
Portion of rental expense deemed to be interest	906	1,003		1,916		1,863		1,141		624
Fixed charges	$114,306	$119,503		115,016		127,754		$84,736		$30,342

Ratio of earnings to fixed charges	*	1.9	x	5.4	x	4.9	x	7.0	x	111.3	x

*	Earning for the year ended December 31, 2017 were inadequate to cover fixed charges by $284,251.